UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QSAM Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74738N 103
(CUSIP Number)

Joseph Teltser
595 E. Colorado Blvd., Suite 530
Pasadena CA 91101
(626) 365-1597
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 74738N 103	13D

(1) Names of reporting persons	Charles Thomas Paschall
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	7,957,105 shares
(8) Shared voting power	0
(9) Sole dispositive power	7,957,105 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	7,957,105 shares (1) (2)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	38.4% fully diluted (3)
(14) Type of reporting person (see instructions)	IN

(1) Beneficial ownership of common stock of the Issuer is being reported herein solely because Mr. Paschall is the sole managing member of Checkmate Strategic Capital 2, LLC, which beneficially owns 7,019,605 shares common stock of the Issuer, and Checkmate Strategic Capital 2, LLC is a member (with voting and dispositive control) of Checkmate Strategic Capital Holdings, LLC, which beneficially owns 937,500 shares of common stock of the Issuer. As such, Mr. Paschall is deemed to beneficially own 7,957,105 shares of common stock of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except to the extent of his pecuniary interest therein, and such beneficial ownership is expressly disclaimed.

(2) Includes Checkmate Strategic Capital 2, LLC’s, and Checkmate Strategic Capital Holdings, LLC’s right to acquire 975,000 and 937,500 shares of common stock of the Issuer, respectively, within 60 days from the date hereof upon conversion of Series B Convertible Preferred Stock pursuant to the conversion terms set forth in Certificate of Designation of the Issuer dated December 29, 2020.

(3) Based on 18,794,914 shares of common stock of the Issuer issued and outstanding as of January 20, 2021 and 1,912,500 shares of common stock issuable upon conversion of outstanding Series B Convertible Preferred Stock held by Checkmate Strategic Capital 2, LLC and Checkmate Strategic Capital Holdings, LLC.

Cusip No. 74738N 103	13D

(1) Names of reporting persons	Checkmate Strategic Capital 2, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	7,957,105 shares
(8) Shared voting power	0 shares
(9) Sole dispositive power	7,957,105 shares
(10) Shared dispositive power	0 shares
(11) Aggregate amount beneficially owned by each reporting person	7,957,105 shares (1) (2)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	38.4% fully diluted (3)
(14) Type of reporting person (see instructions)	OO

(1) Includes right to acquire 975,000 shares of common stock of the Issuer within 60 days from the date hereof upon conversion of certain shares of Series B Convertible Preferred Stock pursuant to the conversion terms set forth in Certificate of Designation of the Issuer dated December 29, 2020.

(2) Checkmate Strategic Capital 2, LLC is a member of Checkmate Strategic Capital Holdings, LLC, possessing voting and dispositive control. Checkmate Strategic Capital Holdings, LLC beneficially owns 937,500 shares of common stock of the Issuer. Therefore, Checkmate Strategic Capital 2, LLC is deemed to beneficially own 937,500 shares of common stock of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of securities held by Checkmate Strategic Capital Holdings, LLC for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except to the extent of its pecuniary interest therein, and such beneficial ownership is expressly disclaimed.

(3) Based on 18,794,914 shares of common stock of the Issuer issued and outstanding as of January 20, 2021 and 1,912,500 shares of common stock issuable upon conversion of outstanding Series B Convertible Preferred Stock held by Checkmate Strategic Capital 2, LLC and Checkmate Strategic Capital Holdings, LLC.

Cusip No. 74738N 103	13D

(1) Names of reporting persons	Checkmate Capital Group, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	1,237,088 shares
(8) Shared voting power	0
(9) Sole dispositive power	1,237,088 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	1,237,088 shares (1) (2)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	6.4 % fully diluted (3)
(14) Type of reporting person (see instructions)	OO

(1) Investment Decisions of Checkmate Capital Group, LLC are made by a board of seven managers, each of whom votes in the proportion to their membership percentages. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the board of managers of Checkmate Capital Group, LLC.

(2) Includes 475,000 shares of common stock of Issuer issuable upon exercise of warrants within 60 days from the date hereof pursuant to a Warrant Agreement with the Issuer.

(3) Based on 18,794,914 shares of common stock of the Issuer issued and outstanding as of January 20, 2021 and 475,000 shares of common stock issuable upon exercise of warrants pursuant to a Warrant Agreement with the Issuer.

Cusip No. 74738N 103	13D

(1) Names of reporting persons	Checkmate Strategic Capital Holdings, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	937,500 shares
(8) Shared voting power	0
(9) Sole dispositive power	937,500 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	937,500 shares (1)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	4.8 % fully diluted (2)
(14) Type of reporting person (see instructions)	OO

(1) Includes right to acquire 937,500 shares of common stock of the Issuer upon conversion of Series B Convertible Preferred Stock pursuant to the conversion terms set forth in Certificate of Designation of the Issuer dated December 29, 2020.

(2) Based on 18,794,914 shares of common stock of the Issuer issued and outstanding as of January 20, 2021 and 937,500 shares of common stock issuable upon conversion of outstanding Series B Convertible Preferred Stock held by Checkmate Strategic Capital Holdings, LLC.

Item 1. Security and Issuer.

Common Stock of QSAM Biosciences Inc. (the “Issuer”)

420 Royal Palm Way, Suite 100, Palm Beach, Florida 33480

Item 2. Identity and Background.

(a)	Charles Thomas Paschall	Checkmate Strategic Capital 2, LLC Checkmate Capital Group, LLC Checkmate Strategic Capital Holdings, LLC

(b)	595 E. Colorado Blvd., Suite 530, Pasadena CA 91101	595 E. Colorado Blvd., Suite 530, Pasadena CA 91101

(c)	CEO of Checkmate Capital Group, LLC	Investing in securities of companies in designated sectors, providing commercial consulting services.

(d)	None	None

(e)	No	No

(f)	USA	Delaware, USA

Item 3. Source or Amount of Funds or Other Consideration.

In connection with certain consulting services performed by Checkmate Capital Group, LLC for the benefit of the Issuer, certain officers and directors of the Issuer assigned $50,000 worth of performance bonus amounts, granted to each by the Issuer, to Checkmate Capital Group, LLC (“assigned bonus”). Checkmate Capital Group, LLC agreed to convert the assigned bonus into 227,273 shares of common stock of the Issuer at a conversion price of $0.22 per share.

Further, each of these entities acquired common stock of the Issuer in the following manner: (i) Checkmate Strategic Capital 2, LLC converted previously held promissory notes into a total of 6,044,605 shares of common stock of the Issuer and into shares of Series B Convertible Preferred Stock convertible into 975,000 shares of common stock of the Issuer; (ii) Checkmate Capital Group, LLC converted an assigned promissory note into 534,815 shares of common stock, and was granted warrants exercisable into 475,000 shares of common stock of the Issuer in connection with the closing of the acquisition of Series B Preferred Stock.

Checkmate Strategic Capital Holdings, LLC received funds from other investors, including investment by Checkmate Strategic Capital 2, LLC, for purchase of Series B Convertible Preferred Stock in connection with a private placement offering, convertible into 937,500 shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Reporting Person	Total Beneficial Ownership (including right to acquire within 60 days)	Percent, fully diluted (4)
Charles Thomas Paschall	-	-
Checkmate Strategic Capital 2, LLC	7,019,605 (1)	35.5%
Checkmate Capital Group, LLC	1,237,088 (2)	6.4%
Checkmate Strategic Capital Holdings, LLC	937,500 (3)	4.8%
Group Total	9,194,193	46.7%

(1) Includes right to convert certain shares of Series B Preferred Convertible Stock into 975,000 shares of common stock of the Issuer within 60 days from the date hereof pursuant to the conversion terms set forth in Certificate of Designation of the Issuer dated December 29, 2020.

(2) Includes 475,000 shares of common stock of Issuer issuable upon exercise of warrants within 60 days from the date hereof pursuant to a Warrant Agreement with the Issuer.

(3) Includes right to convert certain shares of Series B Preferred Convertible Stock into 937,500 shares of common stock of the Issuer within 60 days from the date hereof pursuant to the conversion terms set forth in Certificate of Designation of the Issuer dated December 29, 2020.

(4) For purposes of computing the percentages of outstanding shares of common stock held by each person, any shares that the person has the right to acquire within 60 days after January 25, 2021 are deemed to be outstanding with respect to such person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(b)

Reporting Person	Sole voting & dispositive power	Shared voting & dispositive power
Charles Thomas Paschall	7,957,105	0
Checkmate Strategic Capital 2, LLC	7,019,605	0
Checkmate Capital Group, LLC	1,237,088	0
Checkmate Strategic Capital Holdings, LLC	937,500	0

(c)	On January 15, 2021, certain officers and directors of the Issuer assigned $50,000 worth of bonus amounts, granted to them by the Issuer, to Checkmate Capital Group, LLC (“assigned bonus”). Checkmate Capital Group, LLC agreed to convert the assigned bonus into common stock of the Issuer at a conversion price of $0.22 per share for a total of 227,273 shares of common stock. Further, on January 15, 2021, the following transactions occurred: (1) Checkmate Strategic Capital 2, LLC converted previously held promissory notes into a total of 6,044,605 shares of common stock of the Issuer (at a conversion price of $0.22 per share), and into certain shares of Series B Convertible Preferred Stock, convertible into 975,000 shares of common stock of the Issuer, (2) Checkmate Capital Group, LLC converted an assigned promissory note into a total of 534,815 shares of common stock at a conversion price of $0.22 per share, and was granted warrants exercisable into 475,000 shares of common stock of the Issuer in connection with the closing of the acquisition of Series B Preferred Stock, (3) Checkmate Strategic Capital Holdings, LLC purchased certain shares of Series B Convertible Preferred Stock in connection with a private placement offering by the Issuer, convertible into 937,500 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Charles Thomas Paschall is the sole member of Checkmate Strategic Capital 2, LLC.

Each of Checkmate Strategic Capital 2, LLC and Checkmate Capital Group, LLC is a member of Checkmate Strategic Capital Holdings, LLC. Checkmate Capital Group, LLC manages the assets of Checkmate Strategic Capital Holdings, LLC and has a carried interest in the profits of Checkmate Strategic Capital Holdings, LLC.

Charles Thomas Paschall indirectly holds a non-controlling membership interest in Checkmate Capital Group, LLC.

Item 7. Material to Be Filed as Exhibits.

Joint Filing Agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Charles Thomas Paschall
Charles Thomas Paschall
January 25, 2021

Checkmate Strategic Capital 2, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Managing Member
January 25, 2021

Checkmate Capital Group, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Chief Executive Officer
January 25, 2021

Checkmate Strategic Capital Holdings, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Chief Executive Officer
January 25, 2021